SAM'S SEAFOOD HOLDINGS LIMITED
15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

3 April 2003


03050956

The Australian Stock Exchange Limited
Company Announcement Office
Facsimile No: 1300 300 021

ANNOUNCEMENT TO THE MARKET

SIGNING HEADS OF AGREEMENT

The management of Sam's Seafood Holdings Limited ("the Company") is pleased to announce that Sam's Australia Limited, a wholly owned subsidiary of the Company based in London, UK, has signed a Heads of Agreement with M & J Seafood, which is a subsidiary of Brake Bros Foodservice in UK. Under the agreement, these two entities will jointly develop, establish and service the local market with Australian seafood for the foodservice sector.

Brake Bros Foodservice is the largest distributor of fish and other seafood products to restaurants and caterers in UK. This business currently imports seafood products from South-East Asia, Scandinavia, Canada and South Africa.

Based on the Agreement, it is anticipated that Sam's Australia Limited will start placing orders for M & J Seafood on a weekly basis through air containers from April 2003 and explore the frozen orders via sea containers in the near future.

In addition to the signing of this Heads of Agreement with M & J Seafood, Sam's UK operation is currently in the process of preliminary negotiations with other major corporate customers including restaurant chains, airline and supermarket groups.

This latest business development will reinforce our commitment to deliver our projected revenue from the UK operation in the next financial year, to be around £6 million (equivalent to A$16 million).

Ken Situ
Company Secretary

Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

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03 April 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: 82-34649

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange on 03 April 2003 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,



Ken Situ
Company Secretary
Sam's Seafood Holdings Limited